UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.	16	)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760103
(CUSIP Number)

Evan Breibart 11 Poseidonos Avenue Athens 167 77 Greece +30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 8
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
	United Capital Investments Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		Liberia

	7.	Sole Voting Power	24,741,7331
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	70,000

	9.	Sole Dispositive Power	24,741,7331

	10.	Shared Dispositive Power	70,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		24,811,7331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		22.0%2

14.	Type of Reporting Person (See Instructions)

	CO

1  For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.

2  Calculated based upon the 60,200,170 shares of Common Stock of the Issuer reported outstanding as of May 10, 2010, as adjusted for 24,761,905 shares of Common Stock issued on September 15, 2010, as further adjusted for 24,761,905 shares of Common Stock issued on October 22, 2010, and as further adjusted for shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

Schedule 13D		Page 3 of 8
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
	Atrion Shipholding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	22,018,2603
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	22,018,2603

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		22,018,2603

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		19.7%2

14.	Type of Reporting Person (See Instructions)

	CO

3          For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 4 of 8
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
	Plaza Shipholding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	22,081,8534
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	70,000

	9.	Sole Dispositive Power	22,081,8534

	10.	Shared Dispositive Power	70,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		22,151,8534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		19.9%2

14.	Type of Reporting Person (See Instructions)

	CO

4         For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,084 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 5 of 8
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
	Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	22,018,5495
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	22,018,5495

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		22,018,5495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		19.7%2

14.	Type of Reporting Person (See Instructions)

	CO

5         For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock upon exercise of warrants.  Excludes 79,050 shares of Common Stock issuable upon exercise of warrants owned by an affiliate of the Reporting Person.

Schedule 13D		Page 6 of 8
CUSIP No.	Y 73760103

ITEM 1.                  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

ITEM 2.                  Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Liberia	Investments
Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
(1) The listed person is a shareholder of each of the corporate Reporting Persons.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

Each of United Capital Investments Corp., Plaza Shipbuilding Corp. and Comet Shipholding Inc. is reporting the beneficial ownership of an additional 6,190,476 shares of Common Stock.  Atrion Shipholding S.A. is reporting the beneficial ownership of an additional 6,190,477 shares of Common Stock.  The shares of Common Stock were issued to such Reporting Persons, as nominees of the selling party, as part of the consideration for the Issuer acquiring a 50% ownership interest in Bulk Energy Transport (Holdings) Limited.  Following the transaction, the Issuer now owns 100% of Bulk Energy Transport (Holdings) Limited.

Schedule 13D		Page 7 of 8
CUSIP No.	Y 73760103

ITEM 4.                  Purpose of Transaction.

The shares acquired by the Reporting Persons are being held for investment purposes.

Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                  Interest in Securities of the Issuer.

(a) - (b)  As of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

	Percentage of Shares	Voting		Dispositive
Name	Beneficially Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	22.0%	24,741,733	70,000	24,741,733	70,000
Atrion Shipholding S.A.	19.7%	22,018,260	0	22,018,260	0
Plaza Shipholding Corp.	19.9%	22,081,853	70,000	22,081,853	70,000
Comet Shipholding Inc.	19.7%	22,018,549	0	22,018,549	0

(c) Each of United Capital Investments Corp., Plaza Shipbuilding Corp. and Comet Shipholding Inc. acquired an additional 6,190,476 shares of Common Stock with an effective date of October 22, 2010.  Atrion Shipholding S.A. acquired an additional 6,190,477 shares of Common Stock with an effective date of October 22, 2010.  Such 24,761,905 shares of Common Stock (the "Acquired Shares") were issued in the aggregate to such Reporting Persons, as nominees of the selling party, as part of the consideration for the Issuer acquiring a 50% ownership interest in Bulk Energy Transport (Holdings) Limited.  Following the transaction, the Issuer now owns 100% of Bulk Energy Transport (Holdings) Limited.

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a registration rights agreement dated as of October 22, 2010 (the "Closing Date") among the Issuer, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., the Issuer is obligated to file a registration statement with the U.S. Securities and Exchange Commission no later than 120 days following the Closing Date to register the resale of the Acquired Shares.

ITEM 7.                  Materials to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 5, 2010 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc.*

* – Previously filed as an Exhibit to Amendment No. 15 to Schedule 13D filed on October 8, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2010

UNITED CAPITAL INVESTMENTS CORP.

By:	/s/ Victor Restis
	Name:	Victor Restis
	Title:	President

ATRION SHIPHOLDING S.A.

By:	/s/ Bella Restis
	Name:	Bella Restis
	Title:	President

PLAZA SHIPHOLDING CORP.

By:	/s/ Katia Restis
	Name:	Katia Restis
	Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Claudia Restis
	Name:	Claudia Restis
	Title:	President

SK 26979 0001 1140237